UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Co-Chief Technology Officer

On October 13, 2026, the board of directors of Maase Inc. (the “Company”) approved the appointment of Mr. Baoxue Xu as the Company’s Co-Chief Technology Officer in charge of energy solutions division, effective on the same date.

Mr. Xu brings more than two decades of experience in embedded systems, vehicle electronics, industrial Internet of Things, battery management, energy storage, and intelligent control. He has held General Manager positions at Qingdao Guibao Electronic Technology Co., Ltd. since January 2016 and at Qingdao Maisi Intelligent Technology Co., Ltd. since January 2026, where he has led the development of vehicle connectivity systems, smart battery management systems and energy management systems platforms, distributed energy storage systems, industrial power solutions, and intelligent mobile charging equipment.

Mr. Xu received a master’s degree of Engineering in Power System and Automation from Shandong University of Technology (now Shandong University) and a bachelor’s degree of Science in Computer Science and Technology from Qingdao Institute of Architectural Engineering (now Shandong University of Science and Technology).

There is no arrangement or understanding between Mr. Xu and any other person pursuant to which he was selected as an officer of the Company, and there is no family relationship between Mr. Xu and any of the Company’s other directors or executive officers. Except for Mr. Xu’s employment by Qingdao Maisi Intelligent Technology Co., Ltd., the subsidiary of the Company, as described above, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Xu had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with his appointment, the Company entered into an employment agreement with Mr. Xu effective October 13, 2026. Mr. Xu will not receive any cash salary for his services and has been granted 12,500 restricted share units, subject to a five-year vesting schedule. Other terms of the agreement are consistent with the Company’s standard arrangements for its executive officers. The form of the employment agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K, terms of which are incorporated by reference herein.

In connection with the appointment, the Company issued a press release on October 13, 2026, which is filed as Exhibit 99.1 to this Current Report on Form 6-K.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024, and (ii) the Company’s registration statement on Form F-3 (File No. 333-298147) that was initially filed with the SEC on August 7, 2026 and declared effective by the SEC on August 21, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: October 13, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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